Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

January 10, 2005

Office of International Finance
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549

05005310

RECEIVED
2005 JAN 24 A 8: 59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Phone: 202 272 3246
Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

Dear Sirs,

We note that the address of 203-455 Granville St Vancouver, BC is no longer valid. We request you update your records and change the address as follows.

Kettle River Resources Ltd
Box 130, 298 Greenwood Street,
Greenwood, BC V0H 1J0
Canada

If a separate procedure is required to implement a change of address, please advise. We have not received any material for several years and request you use the above address for correspondence. Please contact the writer should you have any questions.

Yours truly,

Ellen Clements
Director

PROCESSED
JAN 25 2005
THOMSON
FINANCIAL

dlw 1/25

SEC-notifyCOA-recordsJan10,2005.doc